# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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# FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  September 9, 2013

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# ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **1-4797** | **36-1258310** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File No.) | (I.R.S. Employer Identification No.) |

| **3600 West Lake Avenue, Glenview, IL** | **60026-1215** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02**          **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On September 9, 2013, the board of directors of Illinois Tool Works Inc. ("ITW" or the "Company") elected Michael M. Larsen, age 44, as Senior Vice President and Chief Financial Officer of the Company, to hold office until the May 2014 meeting of the Board of Directors or until his successor is elected.  Mr. Larsen will replace Ronald D. Kropp in that role commencing September 16.  As disclosed earlier, Mr. Kropp was appointed as the Senior Vice President and Chief Financial Officer of the Company's Industrial Packaging Segment effective August 9, 2013, and agreed to assist with the transition of the Company's new Chief Financial Officer.

Mr. Larsen served as Vice President and Chief Financial Officer of Gardner Denver, Inc., a global manufacturer of highly engineered compressors, blowers, pumps and other fluid transfer equipment, from October 2010 to August 2013. In addition, he served as interim Chief Executive Officer of Gardner Denver from July 2012 to November 2012, and as President, Chief Executive Officer and a director of Gardner Denver from November 2012 to July 2013.  Prior to joining Gardner Denver, Mr. Larsen was Chief Financial Officer at General Electric ("GE") Water & Process Technologies. His previous experience includes more than 15 years with GE, where he held a number of global finance leadership roles with increasing responsibility in GE Plastics, GE Industrial, GE Energy Services and GE Power & Water.

Mr. Larsen will receive an annual base salary of $650,000 and a guaranteed bonus for 2013 of $195,000.  He will also receive a grant valued at $2 million as of the grant date consisting of 50% nonqualified stock options and 50% restricted stock units (RSUs) pursuant to ITW's 2011 Long-Term Incentive Plan. The stock options and RSUs are on terms similar to options and RSUs granted to other ITW employees.  Mr. Larsen will receive customary relocation benefits, and as an elected officer of the Company, Mr. Larsen is eligible to participate in the Company's Change-in-Control Severance Compensation Policy.

## SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: September 9, 2013           By: <u>/s/ Maria C. Green</u>
                                   Senior Vice President & General Counsel